Filed Pursuant to Rule 425
of the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Filer: Warner Chilcott plc
Subject Company: Warner Chilcott plc
(Commission File No.: 000-53772)

THOMSON REUTERS STREETEVENTS
EDITED TRANSCRIPT
ACT - Actavis to Acquire Warner Chilcott - Conference Call

EVENT DATE/TIME: MAY 20, 2013 / 12:00PM GMT

OVERVIEW:

ACT provided an update on its acquisition of Warner Chilcott. Co. reported that newly formed co. will acquire all outstanding shares of ACT and Warner Chilcott in share-for-share exchange. After exchange, Co. and Warner Chilcott will remain subsidiaries of new ACT. Total transaction value is approx. $8.5b.

MAY 20, 2013 / 12:00PM, ACT - Actavis to Acquire Warner Chilcott - Conference Call

C O R P O R A T E  P A R T I C I P A N T S

Lisa DeFrancesco Actavis Inc - VP, Global IR

Paul Bisaro Actavis Inc - President and CEO

Roger Boissonneault Warner Chilcott - President and CEO

Fred Wilkinson Actavis Inc - President of Actavis Specialty Brands

Todd Joyce Actavis Inc - Global CFO

Siggi Olafsson Actavis Inc - President of Actavis Pharma Division

Paul Herendeen Warner Chilcott - EVP and CFO

C O N F E R E N C E  C A L L  P A R T I C I P A N T S

Chris Schott JPMorgan - Analyst

Ronny Gal Sanford C. Bernstein & Co. - Analyst

David Morris BMO Capital Markets - Analyst

David Risinger Morgan Stanley - Analyst

David Buck Buckingham Research Group - Analyst

Randall Stanicky Canaccord Genuity - Analyst

Ken Cacciatore Cowen and Company - Analyst

Marc Goodman UBS - Analyst

Elliot Wilbur Needham & Company - Analyst

David Amsellem Piper Jaffray - Analyst

Jami Rubin Goldman Sachs - Analyst

Shibani Malhotra RBC Capital Markets - Analyst

Douglas Tsao Barclays Capital - Analyst

Tim Chiang CRT Capital - Analyst

Jason Gerberry Leerink Swann - Analyst

Louise Chen Guggenheim Securities - Analyst

Hima Inguva BofA Merrill Lynch - Analyst

P R E S E N T A T I O N

Operator

Good morning. My name is Jennifer, and I will be your conference operator today. At this time, I would like to welcome everyone to the Actavis/Warner Chilcott combination conference call. All lines have been placed on mute to prevent any background noise. After the speakers' remarks, there will be a question and answer session.

(Operator Instructions)

I would now like to turn the call over to Lisa De Francesco, Vice President of Global Investor Relations. Please go ahead.

MAY 20, 2013 / 12:00PM, ACT - Actavis to Acquire Warner Chilcott - Conference Call

Lisa DeFrancesco - Actavis Inc - VP, Global IR

Good morning everyone.

Thank you for joining us to discuss Actavis' acquisition of Warner Chilcott, which was announced in the press release earlier this morning. A copy of the press release is available on our website at www.actavis.com. Participating in today's call from the Actavis side our Paul Bisaro, our President and CEO, Siggy Olafsson, President of our Actavis Pharma Division, Fred Wilkinson, President of Actavis Specialty Brands, Rob Stewart, our President of Global Operations, Todd Joyce, our Global Chief Financial Officer, and David Buchen, Global Chief Legal Officer. From the Warner Chilcott side, we have Roger Boissonneault, Warner Chilcott's President and CEO, Paul Herendeen, Executive Vice President and Chief Financial Officer, and Rochelle Fuhrmann, Senior Vice President of Finance.

We will be using a slide presentation during today's call to provide an overview of this potential transaction, its benefits and potential timing, which is available on the webcast as well as for download in the Investor Relations section of our website.

I would like to remind everyone that during the process of this call, Management will make certain forward-looking statements. Please refer to the important information for investors and shareholders and Safe Harbor language regarding these statements in our press release issued this morning or on slides 2, 3, and 4 in the accompanying investor presentation.

Under IRS takeover rules, we are under increased scrutiny between now and the close, and for those of you are accustomed to our regular and open communication and disclosure, this will be a change. So please bear with us during this period.

Following Management's review of the presentation on the potential acquisition of Warner Chilcott, we will open up the call for questions from the audience. With that, I will now turn the call over to Paul.

Paul Bisaro - Actavis Inc - President and CEO

Thanks Lisa, and good morning everyone.

It certainly is a very exciting day for both Actavis and Warner Chilcott employees and shareholders alike. This really is the culmination of the Actavis strategy of building a global specialty Pharmaceutical Company. We couldn't be more delighted with the way things have progressed. It certainly fulfills many of the stated objectives that we've had, and through the slide presentation today we will take you through what those objectives are and why this particular transaction is so beneficial.

So turning first to slide 5, certainly the combined Company is now going to be in the top 20 in the global pharmaceutical companies in sales and a substantial presence in both generics and in brand products. Our Actavis specialty brand pro forma revenue will be approximately $3 billion for 2013. It augments our specialty brand business in our core therapeutic categories of women's health and urology, and Fred will take you through what that expanded franchise looks like, as well as expanding into the GI and dermatology sectors, new therapeutic categories that we are very excited about.

We expect to achieve substantial operational synergies and some tax synergies and overall tax structure benefits. We will be re-domiciling our Company into Ireland, and become an Irish PLC. The transaction will be immediately accretive to non-GAAP earnings, provide strong operating cash flow, and will also provide the ability to de-lever our balance sheet. And finally, and importantly, we expect to enhance our combined company's credit profile, and we expect the combined company to remain investment-grade.

With that -- now we turn to slide 6, sorry. The proposed transaction terms. With the transaction, the Warner Chilcott shareholders will receive an exchange ratio of 0.16 shares of the new Actavis entity. The new entity will be assuming $3.4 billion of Warner Chilcott net debt, for a total transaction value of approximately $8.5 billion. The transaction represents about a 43% premium to the unaffected exchange ratio as described in the footnotes on slide 6. And the pro forma Warner Chilcott ownership of the new entity will be about approximately 23%.

MAY 20, 2013 / 12:00PM, ACT - Actavis to Acquire Warner Chilcott - Conference Call

We do anticipate the close to be by the end of 2013, subject to customary closing conditions, including regulatory approvals and, of course, shareholder approvals from both companies. And the new company will be led by Actavis Management. There, of course, will be a period of time where we will be discussing integration, from signing to closing, and more to come on that.

So turning now to slide 7, I'm going to turn the call over to Roger.

Roger Boissonneault - Warner Chilcott - President and CEO

Thanks, Paul.

I'm happy to be here. I didn't have to travel far this morning. Actavis is about five minutes away from our Warner Chilcott headquarters, a little bit further up on Route 80. A little bit about the background of Warner Chilcott. Actually, Warner Chilcott traces its origins -- I won't take you through every step of the way, but we go back to 1856. A relatively small company, grew through the 1800s, became part of Warner-Lambert. And oddly enough, was more of a specialty company in urology and respiratory.

Along the way, Warner-Lambert also bought a company called Parke-Davis, and Warner Chilcott and Parke-Davis were integrated in the 1970s. Another interesting fact is back in the 80s, Warner Chilcott became the generic arm of Warner-Lambert's Pharmaceutical business and then, in 1996, it was spun out as an independent company. Went public as an Irish company. We began our history as a generic company and then reformed ourselves into a specialty branded company. And today, we are a company of -- last 12 months revenues approximately $2.4 billion.

Our corporate headquarters is located in Dublin, Ireland. We have approximately 2,100 employees, 1,500 of which are based in United States, Puerto Rico and Canada. As I said, our headquarters are -- is just up the road in Rockaway, New Jersey. All R&D and manufacturing, Puerto Rico, Northern Ireland and Germany. We focus primarily on Women's Healthcare, Gastroenterology, Urology and Dermatology. We see a lot of concentration of prescribing by specialists in this particular unit. Thus, the name specialty pharmaceuticals. I think we've done a great job of building this business, and we look forward to working with Actavis to reach the next heights as a combined company.

And I will turn it back to Paul.

Paul Bisaro - Actavis Inc - President and CEO

Thanks, Roger.

Turning now to slide 8, certainly this is a financially compelling combination. As you can see on this slide, we highlight a number of things, including combined revenues of approximately $3 billion. We do expect the transaction to be roughly 30% accretive to Actavis' non-GAAP earnings for 2014, including anticipated synergies.

As I mentioned earlier, we do expect some significant cash flow generation, and we do expect substantial operational synergies and savings coupled with tax savings. It certainly creates a platform for further growth. The all-stock transaction results in an overall de-levering of the new entity. It enhances our borrowing capacity with substantial cash flows and, of course, the branded/generic mix allows us to be even a stronger Company by becoming a more balanced revenue generator across our business units.

Turning now to slide 9, we also have a very strong, compelling case on the commercial side. It enhances our specialty brand scale, achieving the stated objective to have to build a multi-billion dollar specialty brand franchise. This achieves that. It creates a top three Specialty Pharmaceutical Company in the US, and one that is certainly going to have opportunities presented to itself because of its size and scale. It makes us the premier Women's Health player in the United States and expands our portfolio.

As I mentioned, it adds two very exciting new franchise opportunities to our specialty brand team, including sales infrastructure, which of course is critical to our long-term success. It expands our urology portfolio and, probably most importantly, creates even a stronger pipeline, with 25

MAY 20, 2013 / 12:00PM, ACT - Actavis to Acquire Warner Chilcott - Conference Call

development projects combined, 15 of which are in Women's Healthcare alone. Again, it also diversifies our revenue mix, as I said, building us to approximately a 25% pro forma revenue contribution from our brand franchise.

So, with that, I will turn the slides over to Fred.

Fred Wilkinson - Actavis Inc - President of Actavis Specialty Brands

Thank you, Paul.

It's a pleasure to be making this announcement -- excuse me -- this morning, and to really expand on the growth parameter we've been establishing for our specialty brands over the next several years. I think Paul's had a goal to get us well above $1 billion. This, in a single transaction, takes us to closer to $3 billion.

Just a little bit about the Specialty business for Actavis. On slide 10, we do list our current products that we are promoting in the women's healthcare area. We have an oral contraceptive, Generess Fe. We have a product in infertility, Crinone. And we also promote Gelnique and the -- for OAB in that category. In urology, a product for BPH, which is Rapaflo, a product for prostate cancer, which is Trelstar. We compete in the Testosterone Replacement business with both Androderm and a co-promote on AndroGel. And then we are in -- we have two products in the OAB category, Oxytrol and Gelnique.

Going to the Warner Lam -- or Warner Chilcott side, we add a couple of core areas in Women's Healthcare, which we've been evaluating for several years. We enter into the Osteoporosis business now with Actonel and Atelvia, obviously expanding our contraceptive line with Loestrin and Lo Loestrin, now in the Hormone Replacement business with ESTRACE. On the Urology side, we add Enablex to our urology line. And the two new areas that we are excited to go into is into the gastroenterology area and dermatology with Asacol, DELZICOL and DORYX.

On slide 12, you now see the combined business for the two companies -- or for the Company as they merge. This is a very impressive line, of which we are extremely excited. I think the thing that pops off the slide here is that we are now meeting most of the needs of our core specialists, the urologists and the OB/GYN's, while accentuating the opportunities that are handed to us in the dermatology and the GI space.

Turning to slide 13, we are starting to now show some of the information about our pipeline. Couldn't be more proud of this pipeline. This shows the Women's Healthcare side, and when you put now the aggressive work that we've done in trying to both build and acquire products in this area, through the [Uniron] transaction and through some of our own work and some licensing work from Valeant. It gives us a line of 15 products in the women's healthcare portfolio and provides the opportunity for launches for many years to come.

On slide 14, we now see it the way we generally have presented our pipeline, which includes the phasing of the products with the Warner Chilcott line. We will have eight products that are at the NDA stage or beyond. We have at least eight products that are in Phase 3.

We fill in our Phase 2 line with several products of Derm and Urology as well as Women's Healthcare. And then going backwards into the Phase 1 pre-clinical, there are additional products along the lines. This is actually a slide that also presents just a Small Molecule business, remembering on top of that we've got our Bio-similar programs that are going on beside this. So couldn't be more excited about it.

Got a lot of work to do. Need to make sure that we effectuate the growth that's anticipated, but we've got the foundation now established for what should be a magnificent Specialty business.

With that, let me turn it over to Todd.

Todd Joyce - Actavis Inc - Global CFO

Thanks Fred, and good morning everyone.

MAY 20, 2013 / 12:00PM, ACT - Actavis to Acquire Warner Chilcott - Conference Call

Slide 15 provides a high-level overview of the transaction structure. We will provide all the details of the merger plan and a registration statement and proxy materials that will be filed with the SEC. The merger will be accomplished through the formation of a new Holding company established and domiciled in Ireland. This newly-formed Company will acquire all of the outstanding shares of Actavis/Warner Chilcott, and a share-per-share exchange. Holders of Actavis stock will receive one share of New Actavis stock for each existing share, and Warner Chilcott stockholders will receive 0.16 share of New Actavis stock in exchange for their existing shares. After the exchange, Actavis and Warner Chilcott will remain as subsidiaries of New Actavis.

Moving to slide 16, the transaction as structure is expected to be taxable to Actavis shareholders and non-taxable to Warner Chilcott shareholders. Of course, complete information on the taxability of the transaction will be provided in the S-4 registration statement and proxy that we will file with the SEC. The merger will require Actavis and Warner Chilcott shareholder approval.

Actavis will require approval by a majority of shareholders, and in the case of Warner Chilcott, the transaction must be approved by shareholders in accordance with Irish law, and the transaction must be approved by the Irish High Court. Again, further details on the structure and tax consequences will be provided in future filings in Ireland and with the SEC.

I'll turn the call back to Paul for some final comments on the strategy and benefits we expect to realize from the transaction.

Paul Bisaro - Actavis Inc - President and CEO

Thanks, Todd.

Thanks, Fred. Turning to slide 17, this graphically depicts us moving up to the -- in the top three position in specialty sales in the United States, based on the 2012 number. Additionally, we go back through some of the highlights. But one of the highlights we haven't yet touched on is the -- what this opportunity brings to our Emerging Markets business.

Actavis Pharma will benefit from many of these assets that we can bring into, again, the emerging markets -- Central and Eastern Europe, Southeast Asia, Russia -- where we have strong sales presence, commercial teams on the ground there that will be able to sell these products. Again, an opportunity for us to drive additional growth.

Sliding -- turning now to slide 18, again, we do expect the transaction to be immediately accretive, more than $400 million in anticipated after-tax operational synergies and related cost reductions and tax savings. The majority of these are -- $400 million are expected to be operational, and are expected to be realized in 2014. These synergies exclude any significant potential revenue, manufacturing, or interest rate savings that could be generated from this transaction.

Again, the strong combined operating cash flow de-levers the balance sheet. We expect to be below three times debt-to-EBITDA at the close. And the favorable combined Company tax rate is anticipated at close to be approximately 17%. Again, greater than 30% accretive to our 2014 Actavis standalone potential earnings. Finally, the new Actavis will present, I think, an opportunity for continued long-term growth.

If you look at our Actavis Pharma business, we expect to continue to see growth driven by our strong paragraph four portfolio, as well as all the work we've done in our complex dosage forms and new product opportunities that present themselves, not just in the US market, but around the world. And as we continue to leverage those assets in high-value markets across the globe. We will also, as I said before, optimize our global commercial network by bringing many of these brand assets into markets where we can use our sales force to its best advantage.

On the Actavis specialty side, certainly we've in one step to taking a major leap in expanding our product portfolio, our therapeutic categories, and our product pipeline. Now the strategy will turn to execution on the development and the launches and the next generation strategies. And of course, we will continue to focus on the long-term growth strategy of bio-similars.

On our global operations side, we will continue to focus on synergy capture and optimization of our global supply chain. We will continue to focus on high quality and customer service metrics that make us the best performer in the industry. And we will continue to use our Anda Distribution

MAY 20, 2013 / 12:00PM, ACT - Actavis to Acquire Warner Chilcott - Conference Call

business as a strategic asset to support both our Actavis Pharma and our Actavis Specialty Brands business. In short, I think what we have become is a powerful, well-positioned Specialty Pharmaceutical Company with each of our business units supporting our long-term growth.

So with that, we will open the floor up for questions. Lisa?

Q U E S T I O N S  A N D  A N S W E R S

Operator

(Operator Instructions)

Chris Schott, JPMorgan.

Chris Schott - JPMorgan - Analyst

Just two questions for you. First on tax. I know you're looking at 17% at the close. How low can we think about the tax rate going as we move into 2015 and longer-term? Is it fair to think about a rate that could get closer to that 11% or 12% that Warner historically enjoyed? And if not, what are the hurdles to getting there?

And then the second thing, can you talk about their interest expense opportunity here? I know it's not part of guidance, but it does seem like Warner's interest expense was well above our -- or debt rate was well above Actavis'. I'm just -- it looks like there an extra $50 million of cost savings, potentially. How much of our priority is restructuring that debt? When could that happen? And again, is there any hurdles we should think about it getting that done?

Todd Joyce - Actavis Inc - Global CFO

Chris, this is Scott. I'll address both the tax structure and the financing. In terms of the re-domicile, we are going to have a lot of flexibility on how we conduct our Business going forward. We are not going to elaborate about any potential savings beyond what we've disclosed today, and there is reasons we can't do that as a result of the Irish takeover rules. But between now and closing, we will provide more details of any plans or opportunities that may exist to achieve greater savings.

In terms of the refinancing opportunity, we view this as a credit-enhancing transaction. We will review the transaction detail with the rating agencies in the coming weeks, as well as our key relationship banks. There's certainly opportunities, we think, are exists. We haven't quantified those at this point, but we -- in the coming weeks, we will share our plans on the structure of the debt, where it's going to be placed within the new entity, and what the opportunity set is.

Operator

Ronny Gal, Bernstein.

Ronny Gal - Sanford C. Bernstein & Co. - Analyst

Congratulations on the deal. I have two questions for you. First, why no debt? Is that required by the deal? (inaudible) low interest rate (inaudible) and that keeping your lever structure a little bit higher? And second, you obviously had to look at the IP strength of both the osteoporosis and ulcerative colitis IP. Can you just comment on the strength of that IPO's level of the controversy on Warner Chilcott?

MAY 20, 2013 / 12:00PM, ACT - Actavis to Acquire Warner Chilcott - Conference Call

Todd Joyce - Actavis Inc - Global CFO

Sure, Ronny. I will -- let me take on the debt question. I think the rationale for no debt is very straightforward. We wanted to achieve a tax inversion strategy, and the way we had to accomplish that was to do it with stock. We were not able to use any sort of debt financing to do that. So, that's the simple answer to that. With respect to IP strength, we due diligenced both -- all of the IP and the portfolio, and I would say we feel comfortable with the strategy and the growth prospects of those forecasts -- or, I'm sorry, those product lines. So, we feel comfortable that we will achieve our objectives.

Ronny Gal - Sanford C. Bernstein & Co. - Analyst

Great. And I can sneak one more in. Breakup fees for the deal? Is there a one in place?

Todd Joyce - Actavis Inc - Global CFO

Yes, there So, breakup fees was your question, Ronny? There are -- okay. (laughter) I don't know who that was, but anyway. (laughter) The breakup fees are approximately 1% of each company's market cap at -- prior to the announcement of the deal. So a fair spot for both of us to be in.

Ronny Gal - Sanford C. Bernstein & Co. - Analyst

Great.

Operator

David Morris, BMO Capital Markets.

David Morris - BMO Capital Markets - Analyst

Congratulations on the deal. A couple questions. One is, you mentioned that the deal pushes you into the top three. And I want to talk about, why does that matter from a buyer's standpoint, or partnering standpoint? And the second is, on sales synergies and the top line growth of the Company going forward. After you are combined, what do you think that investors should expect from an organic growth basis of the combined company?

Paul Bisaro - Actavis Inc - President and CEO

Okay. David, I will start and then turn it over to Fred to handle some of this. I just will remind everybody, again, that due to the Irish takeover rules, there's there is very little we can say at the moment. We would probably be -- we can be more aggressive and more open with you post-close. But under the current rules, we have to be very circumspect about what we say. So, while you are used was probably being more forthright, that just can't be done here at the moment.

So, with respect to, why doesn't matter? When you become the premier company in any therapeutic category, I think opportunities present themselves because people want to deal with the Company that has the biggest depth and breadth in the category. We also have a lot of reach in that category, combined. And with that, I will turn it over to Fred for more color on that.

MAY 20, 2013 / 12:00PM, ACT - Actavis to Acquire Warner Chilcott - Conference Call

Fred Wilkinson - Actavis Inc - President of Actavis Specialty Brands

Yes, sure. I think probably the top three is not the critical piece. It's -- as we've described, we've always focused both our R&D and our in-licensing activities to try to meet the needs that -- of what the specialists do in their practices all day long. In Women's Healthcare, particularly, you need to be in Contraception. We need to be in Hormone Replacement. Osteoporosis is a nice category. This kind of takes us into, now, all the top three categories in the group.

In urology, obviously, the expansions into this area has always been critical with, again, focusing on what those urologists do all day long. We have been evaluating, and I think I have been clear that we have evaluating other specialty areas. So the idea of jumping into GI and Derm have always been something that we've been contemplating, and I think this just takes us there now.

Paul Bisaro - Actavis Inc - President and CEO

Yes, and I think with respect to the sales synergies, I think we will have to respectfully decline to discuss that, other than -- because of the depth and breadth, I think there are some obvious things that should present itself.

Thank you very much.

Operator

David Risinger, Morgan Stanley.

David Risinger - Morgan Stanley - Analyst

Congratulations on the transaction.

I had a couple questions. First, could you just discuss pretax operating synergies? And second, when are you modeling the entry of Asacol AB-rated generics? And then third, how did you assess the government investigation risk regarding sales and marketing practices that -- ongoing?

Paul Bisaro - Actavis Inc - President and CEO

Sure. Let me start with the last question first. I think with respect to the ongoing investigation, we performed substantial due diligence. We understand the situation. We understand the significance of the situation. I think we believe it's manageable, and we will be working, obviously, between signing and closing, to make sure that everything that can be done is possibly done to minimize the impact of that issue.

With respect to the date of launches, again, I have to sort of pass on that one and say we will provide more details at closing. And then, on the pretax operating synergies, again (laughter), we are unfortunately precluded from getting into too much detail on that. Other than to say that, of the $400 million that we mentioned, that's -- the majority of which is operational synergies. And it doesn't include, as we said, revenue synergies, potential manufacturing synergies, or interest rate savings.

David Risinger - Morgan Stanley - Analyst

Got it.

Operator

David Buck, Buckingham Research Group.

MAY 20, 2013 / 12:00PM, ACT - Actavis to Acquire Warner Chilcott - Conference Call

Paul Bisaro - Actavis Inc - President and CEO

David?

Lisa DeFrancesco - Actavis Inc - VP, Global IR

David, are you there?

David Buck - Buckingham Research Group - Analyst

Hello?

Paul Bisaro - Actavis Inc - President and CEO

There you are.

David Buck - Buckingham Research Group - Analyst

Okay. Sorry about that. Just a couple of quick questions. For the valuation, Paul, that you are paying for the company, it implies that you are looking at this as either a stable cash flow or declining cash flow company. And the question is, how do you view the Warner Chilcott assets that you're buying? And maybe in terms of -- for Siggi, can you give a sense of what your expectations are for the sustainability of the GI franchise? And I'm not sure we got an answer on -- just in terms of the Asacol franchise, how sustainable that might be.

Paul Bisaro - Actavis Inc - President and CEO

Okay. Well, I will talk -- take a second on the valuation. I think, first of all, I believe both the directors of both companies, as well as the Management believes that we pay -- we are paying a fair price, and both companies are getting a fair deal. We believe we are getting a fair deal. We think the company has great growth potential, and we think combined, we've enhanced the overall growth potential of both companies, frankly. So I don't think anything should be implied by the valuation, other than it's a fair valuation.

Siggi Olafsson - Actavis Inc - President of Actavis Pharma Division

Maybe, David, me commenting on the Castro opportunity. Obviously we are not going to comment on any days or opportunities there. But I've been quite vocal about Asacol and the general competition. But it has been an eye-opener for me to see how Warner Chilcott built up the pipeline. And we have been extremely impressed with how Roger and his team have built up, I think, the [aggregating] line extension strategy behind the scenes on -- hopefully at closing we can share more information with you on that topic.

David Buck - Buckingham Research Group - Analyst

Perfect. And if I could sneak one in, maybe on Loestrin and the OC franchise. Can you maybe give a sense of the view of the ability to diversify with Warner's new products?

MAY 20, 2013 / 12:00PM, ACT - Actavis to Acquire Warner Chilcott - Conference Call

Fred Wilkinson - Actavis Inc - President of Actavis Specialty Brands

So I think some of the next-generation products that are in the pipeline look like they are nice opportunities to continue to grow some of these franchises that have been established. And we look forward to working with Warner Chilcott management on trying to affect those.

David Buck - Buckingham Research Group - Analyst

Great. Congratulations.

Operator

Randall Stanicky, Canaccord Genuity.

Randall Stanicky - Canaccord Genuity - Analyst

Your cost savings, or even a portion of those, and the pro forma tax rate that you've given to drop those through. The accretion looks pretty significant, even relative to the 30% -- or better than 30% that you've thrown out. Can you talk about push and pulls, or where is the easiest aspect to that to get done first? And is that going to play out over fiscal 2014? How should we think about that? And then I have one more.

Paul Bisaro - Actavis Inc - President and CEO

Sure. I think with respect to the synergies, I think we said that we will be achieving most of those synergies in 2014, which is fairly obvious, since we'll be closing at the end of 2013. And some of those synergies will carry over into '15. With respect to synergy capture, I think like with every transaction, it depends on the synergy in which we are talking about. Certain synergies are going to be easier than others to achieve. Structural synergies, generally, are the easiest to get to, like tax synergies, because those actually are performed in our control -- in a timeline within our control. Other synergies, will have to be dealt with over time.

But I think we've laid out a reasonable synergy approach and a reasonable synergy target. And I think we've shown, with our past history, our ability to achieve those synergies and in even some cases exceed those synergies. So, our history would demonstrate that we can do what we say we are going to do and achieve the objectives that we set out for ourselves. So, hopefully we can do the same thing here.

Randall Stanicky - Canaccord Genuity - Analyst

And -- that's helpful. Just one for Todd. If we think about the 7.75 notes that Warner has, I think they -- those might be callable in September before the deal closes. How do think about that, and just the overall platform financing, to the extent that you can comment.

Todd Joyce - Actavis Inc - Global CFO

Actually I can't comment. We -- as I mentioned earlier, we will be developing a comprehensive capital plan, and we will be disclosing that in the near-term. And that would involve some disclosure in our S-4 registration statement, as well.

Randall Stanicky - Canaccord Genuity - Analyst

Okay. Congratulations, guys.

MAY 20, 2013 / 12:00PM, ACT - Actavis to Acquire Warner Chilcott - Conference Call

Operator

Ken Cacciatore, Cowen and Company.

Ken Cacciatore - Cowen and Company - Analyst

Just a question about other potential assets you might have been looking at, Paul. Was this -- this is the asset you wanted, and zeroed in on it? Or was there a process that you went through? Maybe talk about a little bit from a higher-level and then narrow down to the Warner Chilcott. And then, just to confirm, is it your view that Warner Chilcott -- I think you use the term, a great growth company.

I don't -- can you give us a little more context? Your views on the growth of Warner Chilcott vis-a-vis, maybe, the street view? And then lastly, anything you can talk about your Generic business. As you diversify away, any -- that show any concerns with the Generic business?

Paul Bisaro - Actavis Inc - President and CEO

Okay. First of all, let me start by saying we've laid out a very thorough and careful strategy at many of our investor meetings, including our latest investor presentation at the end of January, about what we were looking to try to accomplish to continue to drive Actavis' long-term growth. In addition to driving the growth of Actavis Pharma, we knew we needed to improve our overall Actavis specialty brands franchise, and we also knew that we had a structural problem with our tax rate. And our tax structure, really.

This transaction presented itself as an opportunity, and it, in one go, took care of two of the major strategic objectives we had. And it was a perfect fit for our Women's Health and Urology franchises. Not to mention, it gives us the ancillary -- two ancillary important benefits. Two new therapeutic categories, as well as opportunity to take those assets into our Actavis Pharma franchises around the world. And if you remember back in January, we talked about why we changed our name from The Generics to Actavis Pharma. Because, outside of the US in many markets around the world, we are a Pharmaceutical company.

So I think, from that perspective, we just found an opportunity at the right time. Both companies were in the right spot at the right time and, like any transaction, that's the key to success. With respect to a growth company, I think Warner Chilcott has done a fantastic job at laying out a growth profile that would be the envy of many companies. They've got a fantastic pipeline, very well thought out, very well developed. They've done spectacularly on the execution side of both the development, the regulatory approvals, as well as the execution on the revenue side.

So I think it is a strong company. It is the kind of company we were looking for, for all the reasons I've mentioned, and I do think it's a growth company. I will just start, and then I will hand it over to Siggi. Our commitment to generics are is as strong as it has ever been, because we believe it is part of making pharmaceuticals available to people around the world. And it is a major platform and will remain a major part of our business.

But Siggi?

Siggi Olafsson - Actavis Inc - President of Actavis Pharma Division

Yes, I think this transaction also is a great opportunity for Actavis Pharma, as we are saying. The -- once we have -- how we are presenting ourselves outside of the US investor base pharmaceutical company, what we deliver now is a significant line in women's health products. Remember, we have 2,200 sales force in the Eastern Europe, Southeast Asia, Australia, to sell our pharmaceutical today -- branded pharmaceutical today. The addition of the line from Warner Chilcott into the sale force will be significant.

Just remember, we have not come to this in the brand-new synergies we are showing you today, because we obviously need to get regulatory approvals to get to these numbers. But we feel that generics will be, obviously, a centerpiece of the Company. But we also see a growth opportunity in the Actavis Pharma business with this acquisition going forward.

MAY 20, 2013 / 12:00PM, ACT - Actavis to Acquire Warner Chilcott - Conference Call

Operator

Marc Goodman, UBS.

Marc Goodman - UBS - Analyst

You keep talking about operational synergies. I was wondering if you could actually go into a little more detail on how you view what those operational synergies are? Is this just the -- what overlap are we talking about? And then second question is, pipeline. There are a couple of products that we didn't know about in Warner Chilcott's pipeline. I was wondering if you could talk about those. There's 3064, there's 3011, a couple products that are very late stage, and if you could give us a little more color on them?

Paul Bisaro - Actavis Inc - President and CEO

Sure. Marc, with respect to the synergies, again, we have to be very careful with that, so I think it's probably best to wait until close to give you that kind of specificity. And that also gives us an opportunity to make sure we hit the ground running at time of close and work through an appropriate integration program with the Chilcott team. But as to the pipeline, I will turn it over to Fred and to Roger to discuss that.

Fred Wilkinson - Actavis Inc - President of Actavis Specialty Brands

Yes, Sure. We couldn't be more excited about the pipeline. We have built -- we have spent a lot of time over the last several years trying to rebuild the pipeline of the organization. We now put 25 products onto the list. I think there is more information that's being provided here about what those are, and what we like about it is it includes not only next generations of existing lines, but two or three new chemical entities that will allow us to jump into a couple of new spaces. And Roger, do you want to elaborate on it?

Roger Boissonneault - Warner Chilcott - President and CEO

Yes. I think, Marc, that we told you that we had multiple products, and we would unveil these products as time permitted. We are in an excellent position. We just had two of the OCs approved. I think we are also public with the fact is that we have next-generation products for even the Lo Lo franchise and going beyond Lo Lo.

So you are beginning to see some clarity on this. We are very proud of the fact that we've already had for NDAs approved so far this year. And now you have seen the prospects of potentially a fifth NDA were all approved in a relatively short timeline. I think it's July. And obviously, putting the two companies together,we wanted to create greater clarity going forward.

Marc Goodman - UBS - Analyst

So is 3064 another Lo Lo product extension strategy?

Roger Boissonneault - Warner Chilcott - President and CEO

No. They -- we -- not product extension. They are new products.

Marc Goodman - UBS - Analyst

They are new products.

MAY 20, 2013 / 12:00PM, ACT - Actavis to Acquire Warner Chilcott - Conference Call

Roger Boissonneault - Warner Chilcott - President and CEO

And they are products using some of the existing technology that we have and, quite frankly, some of the new technology. The idea here is to -- and I know the number one variable in all contraceptives is taking the oral contraceptive. And some of these enhance the compliance of taking the oral contraceptive. And as we said, the most recently, you have had some 20 microgram products. We told you we also 10 microgram products in the pipeline, and even lower dose products in the pipeline.

Marc Goodman - UBS - Analyst

And then what about 3011, the hormone therapy?

Roger Boissonneault - Warner Chilcott - President and CEO

3011 really speaks to the ESTRACE Cream franchise. (laughter) As you not knowingly (laughter).

Operator

Elliot Wilbur, Needham and Company.

Elliot Wilbur - Needham & Company - Analyst

Congratulations to everyone. I'm sure Roger and team -- obviously not Roger and his team, but the Company hasn't been actively seeking bids for all 157 years of its existence, but certainly (laughter) and -- I think people believe there's been a for sale sign in the front yard for a little while. Anything you can say, in terms of the process here? Whether or not this in fact was a competitive process, and you had competing bids? Then I have got a follow-up for you, Paul, as well.

Roger Boissonneault - Warner Chilcott - President and CEO

I just -- from my perspective, I haven't known Paul for 157 years. (laughter) Maybe only 100.

Paul Bisaro - Actavis Inc - President and CEO

I just feels like it (laughter).

Roger Boissonneault - Warner Chilcott - President and CEO

Obviously, yes, we travel in the same -- and I think we got overboard with this process, so to speak. You have to remember that we are an Irish company. And any time anybody makes an overture then we have to make this a public forum, and unfortunately that got a little carried away. However, I think we, over the period of years, have -- that we've been in the same field. We go back to bar days, and we've known one another. We have a respect of the accomplishments of each one of the companies, and it's probably time to put the two companies together. So it's been a process. It didn't happen in over the last two weeks, let's put it that way.

MAY 20, 2013 / 12:00PM, ACT - Actavis to Acquire Warner Chilcott - Conference Call

Elliot Wilbur - Needham & Company - Analyst

Okay. And then, just going back to the targeted synergy number. I know that there is a fairly significant step down in terms of the co-promote payment on Actonel that goes to Sanofi. I don't believe that occurs in 2014, but I just want to confirm that since we have Paul there. And just how do we think about that in '15 and beyond? Because I think it is a fairly sizable step down in terms of the payment there.

Paul Herendeen - Warner Chilcott - EVP and CFO

Sure, Elliott. It's Paul Herendeen. There are two Pauls in the room. I have to identify myself (laughter). But yes, there is a fairly sizable $50 billion-odd step down in '14 versus '13, and then that agreement in its entirety goes away. There obvious are continuing revenues associated with the Actonel, franchise, both in the United States and OUS, with actually the OUS piece being the more stable of the two revenue streams.

Elliot Wilbur - Needham & Company - Analyst

Okay. And then last question for you, Paul. I guess, obviously, given the -- Chilcott's valuation, certainly the marketplace had a lot of concern about long-term growth potential and the short -- perceived short-term duration of Chilcott's revenue streams. Obviously, you are paying what seems to be a very low multiple, and you have a very favorable currency, and a lot of immediate synergies.

But in the end, you still are paying $8.5 billion. So how do you weigh this transaction versus deploying that capital towards, perhaps, much smaller but faster-growing, longer-tailed revenue streams on the branded side that arguably give you much greater long-term visibility?

Paul Bisaro - Actavis Inc - President and CEO

First of all, Elliott, I think I -- again, we come back to the fact that, as we looked at the strategic value of Warner Chilcott in Actavis' hands, it became a compelling story for us. It was compelling from a commercial perspective. We have direct overlap in Women's Health and urology. If you look at the slide that Fred presented, particularly in urology, you see the creation of a -- one of the premier urology companies. This is not something that you can get by doing, unfortunately, small stepwise transactions to achieve that kind of commercial infrastructure.

The second piece is, there is of course synergies on any deal, since there is going to be overlap in certain categories, standard categories that everybody knows about. And then finally, we will receive the benefit. The combined company will receive the benefit of a better overall tax structure, which will then allow us to use our balance sheet and our tax structure to go and get many of those assets that we were handicapped trying to get before. And handicapped because we are competing against companies that already have those tax structures already in place.

So if we're looking now at assets that are overseas and we can bring to the US, further enhancing our pipeline, we now have a vehicle to do that and be competitive with many of the companies that we are competing against for those assets. So I think, overall, it was -- it is the perfect strategy for us at this time, to move -- and finally, and not insignificantly, because we are using equity to perform this transaction, we de-lever the overall entity to below -- and we think maintain our investment-grade rating. So all of those factors are all pluses that I see, and only bode well for the new company moving forward.

Elliot Wilbur - Needham & Company - Analyst

All right. Congratulations once again.

Operator

(Operator Instructions)

MAY 20, 2013 / 12:00PM, ACT - Actavis to Acquire Warner Chilcott - Conference Call

David Amsellem, Piper Jaffray.

David Amsellem - Piper Jaffray - Analyst

This is more of a question for Fred on acquiring a foothold in gastroenterology. Number -- I guess first question is, how do you think about building a business in that specialty and cultivating a pipeline, looking at additional opportunities? What are your thoughts about your presence there, and your level of excitement around being -- having a presence in that space?

Fred Wilkinson - Actavis Inc - President of Actavis Specialty Brands

Yes. So we've taken a pretty strong valuation of dermatology, GI, and several other areas and needed an entry point. I think this gives us a nice entry point. There are a multitude of products that could potentially be available. There are other assets that we've evaluated in this area, and I think it gives us a foothold to be able to be thinking about whether those would be opportunities as we go forward.

For me, the opportunity here is really not just Warner Chilcott and Actavis coming together. It's the buildup that we've done. Particularly in Women's Healthcare, if you look at slide 13, the growth that we put together in our near-term women's healthcare franchise coming out of this pipeline from what we are developing, from what we just acquired in the Uteron transaction, what we have licensed in from Valeant, and now what we put together here really gives us an enormous number of opportunities, not only in the United States but outside the United States and puts us in as a clear leader in the contraceptive area, as well as many other areas. So we couldn't be more excited about the way this builds out a strategic platform that we have been establishing now for several years.

David Amsellem - Piper Jaffray - Analyst

And then very quickly, back to the $400 million number. Can you say if that includes a meaningful manufacturing component?

Todd Joyce - Actavis Inc - Global CFO

It does not. There is no manufacturing component in that number.

David Amsellem - Piper Jaffray - Analyst

Okay.

Operator

Jami Rubin, Goldman Sachs.

Jami Rubin - Goldman Sachs - Analyst

Just a couple of questions on the synergies. Paul, I don't know if you can answer this, but is the step down from Actonel factored in the synergy number? And also, you had talked about the opportunity to build out your branded franchise in emerging markets. I'm just wondering if you have existing infrastructure there, or if that will require an investment?

And just lastly to you, Roger, and I don't know if this was asked earlier, but a year ago you -- the Company considered strategic alternatives, and my understanding is that there had been an offer for around $22, $23 a share, which you rebuffed. Now, a year later, after you've launched several

MAY 20, 2013 / 12:00PM, ACT - Actavis to Acquire Warner Chilcott - Conference Call

products, arguably the outlook for Warner Chilcott looks better. You are accepting a $20 offer. I'm just wondering if you could discuss what's changed?

Paul Bisaro - Actavis Inc - President and CEO

Jami, with respect to the synergy numbers, again, we have to be a little careful here. But for purposes of synergies, these are true synergies, not -- we did not build into that number any forecasting changes. Of course, we have other models that dealt with that. So Siggi, maybe I'll turn it over to you for the emerging markets.

Siggi Olafsson - Actavis Inc - President of Actavis Pharma Division

Yes. I think we really have the infrastructure already in place to be able to take on this portfolio. The interesting thing is, we will be -- have a significant portfolio of our OCs and also a new women's health product. We also have a urology line, which we really can have an opportunity to take to Russia, to the CAS, Ukraine country, Eastern Europe, Southeast Asia, even Australia, where we have already an infrastructure in place, where we don't have to make significant investment. As I mentioned before, we already have 2,200 people on the ground to sell product, and this will stabilize team within the portfolio of they are promoting. And -- but again, it's not included in the revenue synergies.

Roger Boissonneault - Warner Chilcott - President and CEO

As far as rebuffing people, that's probably a strong term. But -- and talking about the difference between $22 and $20. I direct you that, in the interim, we have done a $4 special dividend and $0.50 in dividends. So if you add back the dividend number, it certainly brings it up a click.

I think the other thing that you should focus on is that we are, indeed, tied to Actavis' share value. And we believe the combined value of the Company will continue to grow, and that $20 is going to be probably the low end of this. So it's -- now we are shoulder-to-shoulder. We are building Actavis, and certainly we are an active part of building it. And we think there is certainly a premium over the $20. In addition to the fact that we've already paid dividends.

Operator

Shibani Malhotra, RBC Capital.

Shibani Malhotra - RBC Capital Markets - Analyst

I guess this just follows on from Roger's point. Can you just talk about the management structure of the new entity? How involved will Warner Chilcott management be in the New Actavis? And then I have a couple of others.

Paul Bisaro - Actavis Inc - President and CEO

Sure, Shibani. With respect to management structure, obviously that's a process that we will engage in between now and closing, as we look to integrate the two entities. We will, of course, look to share each other's best practices, to coin a phrase from the consultants around the world. We are going to do our best to have a -- create the premier specialty company, and we think that the Warner Chilcott team brings enormous talent. And we will be looking to add that talent to our own. I think we are good.

MAY 20, 2013 / 12:00PM, ACT - Actavis to Acquire Warner Chilcott - Conference Call

Shibani Malhotra - RBC Capital Markets - Analyst

Great. And then, a question for Paul Herendeen. Paul, in the past, you've always been extremely sensitive to NPV. I think what you've always said is, any deal can be accretive. But when you are valuing something, you look at the value-added. The question is, what -- or rather Actavis shares have gone up around over 25% since speculation of Valeant was looking at them. Do you believe that -- that's around $2.5 billion. Are the synergies from this deal in line with that? And if you could, can you talk to the mechanistic side of the tax synergies and how these would work?

Paul Herendeen - Warner Chilcott - EVP and CFO

Sure. I will start. It's Paul Herendeen speaking. I will start with, yes, accretion is not enough. Both Boards of Directors looked at the relative values of the companies and we concluded that this was a good deal for both sets of shareholders, but you are quite right. Accretion alone is not enough.

I will follow on what Roger said. We look at the roughly $20 per share of consideration that our shareholders are set -- hopefully set to receive, and we do think of that as a platform for the creation of value here in the future with the two combined companies. With respect to the -- your question on how it would actually work, I will turn that to Todd.

Todd Joyce - Actavis Inc - Global CFO

In terms of the structure, the savings coming from the original acquisition structure, and as well as the capital structure within the consolidated -- within consolidated new co. So it has to do with the -- where the debt is placed, and that's generating the structural savings.

Shibani Malhotra - RBC Capital Markets - Analyst

Okay. Great. And just to confirm, Paul, what you are saying, is that for Warner shareholders, taking Actavis shares at $125.50 is still a good deal, in your opinion, based on NPV?

Paul Herendeen - Warner Chilcott - EVP and CFO

Yes. That is correct.

Shibani Malhotra - RBC Capital Markets - Analyst

Great.

Operator

Douglas Tsao, Barclays.

Douglas Tsao - Barclays Capital - Analyst

Obviously, given the fact that this deal is all stock, as you mentioned, and the combined EBITDA that the company -- the combined Company is going to be generating, you're obviously going to be in a position, in theory, to do deals pretty quickly after closing. Just curious, we are one year after the Actavis acquisition. I don't think any of us expected to be talking about a deal this big so quickly. So, can you provide just some thoughts on the business development strategy, and thoughts on a go-forward basis? And as well as, included, your perspectives on the need or urgency for additional consolidation in the generics industry.

MAY 20, 2013 / 12:00PM, ACT - Actavis to Acquire Warner Chilcott - Conference Call

Paul Bisaro - Actavis Inc - President and CEO

As to the deal timing, again, Doug, it comes down to opportunity. And though we said that every time I was asked a question about, when would you do another deal, it really depends on when the opportunity presents itself. And this opportunity happened to present itself at the right time with the right structure to achieve our stated objectives, and we took it. And we weren't unmindful of the fact that we are still in a partial integration.

We have certainly integrated a vast majority of the legacy Actavis transaction, but we still are in an integration strategy. However, I would point out that this is a different group of people who are going to be doing the integration work. Here, this is principally focused on the specialty brands franchise, which was not really all that affected with the legacy Actavis transaction.

With the exception of the global supply chain group, which will be taking on additional four facilities, which might seem like nothing compared to the number of facilities we got with the legacy Actavis, I think they are well-positioned to be able to manage through that. I have really no concern about that. As to future business development, that, I think, we need to take a deep breath and let the dust settle. We have to get through this transaction and then think about what happens next.

I think we will continue to look for small opportunities in both the brand and the side as well as the Actavis Pharma side. We have made no secret about the fact that we'd like to see tuck-in opportunities in Actavis Pharma, particularly in the emerging markets, as well as potential OTC opportunities. So, we will continue to chase those, and you are quite right. The transaction does put us in a position to be able to move quickly on assets if they become available, which I think is one of the key factors to any company's success.

With respect to consolidation in the generic industry, I will let Siggi take that one.

Siggi Olafsson - Actavis Inc - President of Actavis Pharma Division

I think, as we always said, we think there's an opportunity to grow. There's only a few global players. There's probably only four global players, then there's regional players and then there are local players. What we think is that the local players, where it will be more and more difficult for them to perform going forward.

So I think, especially in the emerging market, we are looking to expand our presence there. We have the infrastructure, we have the pipeline, we have the manufacturing capacity, but we don't need to be bigger in the US. I think Western Europe, we are exactly the right size. We are not too exposed in the low-cost Western European market, but we want to grow in Eastern Europe, Southeast Asia, Australia and in Latin America. I think that's the opportunity for us to consolidate more and grow a bigger presence, because those are the markets which are growing double-digit growth in itself.

Douglas Tsao - Barclays Capital - Analyst

Okay. Great.

Operator

Tim Chiang, CRT Capital.

Tim Chiang - CRT Capital - Analyst

Warner Chilcott has these three line extensions that are all coming out over the next six months or so. And I wanted to ask you, how much time did you guys spend on the IP due diligence side, and the how comfortable are you with these line extensions that are coming out?

MAY 20, 2013 / 12:00PM, ACT - Actavis to Acquire Warner Chilcott - Conference Call

Paul Bisaro - Actavis Inc - President and CEO

Tim, we spent a lot of time on the due diligence front, both from a legal perspective as well as from a commercial perspective. We evaluated them from both a generic and brand perspective. And I think that's important. Because we understand both sides of this particular equation, and we feel comfortable that these strategies are effective, and will be effective in keeping the business going in the right direction.

Siggi Olafsson - Actavis Inc - President of Actavis Pharma Division

I think what we want to say is, we feel we have the experts in first to files and timing rounds around patent. I think we did a thorough review of the pipeline. It was very impressive. The team that is in place on the pipeline they have built up. They have not been very vocal about the pipeline, which is probably a strength of the platform they have in place. But overall, I think with our knowledge, both on the patent side, but also in the generic development, we felt good about the line extension capabilities and the new developments they are doing for the pipeline of Warner Chilcott.

Tim Chiang - CRT Capital - Analyst

Okay. Great. Congratulations on the deal.

Operator

Jason Gerberry, Leerink Swann.

Jason Gerberry - Leerink Swann - Analyst

A couple for Paul. Some of us were surprised to hear that Actavis was actually getting some bids in the past few weeks. Just curious if you can comment at all. Were you ever seriously considering selling the business? And then secondly, how much of the management team actually gets to relocate to Ireland for -- to get the invert?

Paul Bisaro - Actavis Inc - President and CEO

Sure. With respect to the management team relocating (laughter), everybody loves New Jersey too much (laughter). So nobody's willing to go, with the possible exception of Siggi, who seems to live everywhere. But no, there won't be any major relocation. Warner Chilcott currently has a significant presence in Ireland, and Ireland -- we will be spending a lot of time there, but we don't think anyone will be moving.

With respect to any rumors you may ever heard, I think our comments need to remain the same, that we don't comment on speculation. And I think we have remained very focused on our objectives. And those objectives were well stated and well laid out. We wanted to get bigger in our Brand business. This was the perfect opportunity for that, for all the reasons we've already discussed. And had the added benefit of being able to deal with something that was always troubling to me, which was the tax structure. And I think we have really found a way to deal with that and make us competitive in a global environment.

Jason Gerberry - Leerink Swann - Analyst

Okay.

MAY 20, 2013 / 12:00PM, ACT - Actavis to Acquire Warner Chilcott - Conference Call

Operator

Louise Chen, Guggenheim.

Louise Chen - Guggenheim Securities - Analyst

So maybe just a follow-up on that question. In terms of, there was a lot of headlines recently about potential bids for Actavis. And just curious, maybe from a more general perspective, should we assume that you continue to explore all options that create shareholder value for the Company? And then secondly, given how fast the talks with Warner Chilcott have progressed, are you confident that you've given the best offer for the Company and no additional bidders for Warner Chilcott might emerge? And then lastly, just the cash flow from operations. Could you give us a sense of the order of magnitude, of what that might be post closing? You mentioned a few times that it is going to be pretty significant.

Paul Bisaro - Actavis Inc - President and CEO

I think, first of all, we are here at the shareholders' request to serve. We have always, and will continue to evaluate anything that's presented that could present shareholder value. In that, though, is implicit, is the ideas that we have a strategy that we think creates enormous shareholder value, and we are going to execute on that strategy. So, I think that's where we are at.

With respect to the transaction itself, we think both, as I said before, both director groups of directors, both management teams support the transaction. We think it's a fair offer. We think it's going to be a great transaction. Remind everybody that this is a fixed exchange rate, so as people understand the value of the combined entity, we hope that we will see positive events occurring. So, that, we think, is very good.

Of course, should anything come up, we will address it at the time, but we won't speculate onto what might happen in the future at this time. With respect the cash flow, again, I am going to have to unfortunately punt on that one and say more to follow on that at close. Or if we can, before close, so that you are -- we can get you as much information as possible, but at the moment we are a bit constrained. Sorry Louise, about that.

Operator

Hima Inguva, Bank of America.

Hima Inguva - BofA Merrill Lynch - Analyst

Just again, on what seems to be a very accretive transaction -- I heard you say, tuck-ins. But just want to talk about your future appetite for acquisitions. Do you have a target on how large you envision the future Actavis to be, let's say, next year?

Paul Bisaro - Actavis Inc - President and CEO

Actually, we don't have a built-in target like that. I think what we will do is, what we've always done with respect to transactions around the world, is look for those that have first and foremost a strategic fit. Second, are accretive, and then third, build out our commercial infrastructure or provide us something that we don't otherwise have. Getting -- it's not necessarily -- we're just not trying to get bigger just to get bigger, we are trying to get bigger so that we can become a better Company for growth. That is really our overall strategy.

Hima Inguva - BofA Merrill Lynch - Analyst

And one last one for me. Do expect to access debt markets before the deal closes?

MAY 20, 2013 / 12:00PM, ACT - Actavis to Acquire Warner Chilcott - Conference Call

Paul Bisaro - Actavis Inc - President and CEO

I'm sorry?

Hima Inguva - BofA Merrill Lynch - Analyst

Do you expect to access the debt markets before the deal closes? Do expect to come to market?

Paul Bisaro - Actavis Inc - President and CEO

We are not going to comment on that. But under the terms of the existing agreements, we will have to redo the -- or get amendments on our bank facilities, both on the Warner Chilcott side, as well as on the Actavis side.

Hima Inguva - BofA Merrill Lynch - Analyst

Great. Congratulations.

Operator

There is no further questions. I will now turn the call back over to Management.

Lisa DeFrancesco - Actavis Inc - VP, Global IR

Okay, thank you very much, everybody. We will be around all afternoon for some follow-up calls. Take care.

Paul Bisaro - Actavis Inc - President and CEO

Thanks, everyone.

Operator

This does conclude today's conference call. You may now disconnect.

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Important Information For Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. New Actavis will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, each of Actavis and Warner Chilcott will file with the SEC a proxy statement and each of New Actavis, Actavis and Warner Chilcott will file with the SEC other documents with respect to the proposed transaction. In addition, a definitive proxy statement/prospectus will be mailed to shareholders of Actavis and Warner Chilcott. INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND WARNER CHILCOTT ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by New Actavis, Actavis and Warner Chilcott through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by New Actavis and Actavis will be available free of charge on Actavis’ internet website at www.actavis.com or by contacting Actavis’ Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by Warner Chilcott will be available free of charge on Warner Chilcott’s internet website at www.wcrx.com or by contacting Warner Chilcott’s Investor Relations Department at (973) 442-3200.

Actavis, Warner Chilcott, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Warner Chilcott is set forth in its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 22, 2013, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, which was filed with the SEC on May 10, 2013, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on April 5, 2013, and certain of its Current Reports on Form 8-K, which were filed with the SEC on May 2, 2013 and May 8, 2013. Information about the directors and executive officers of Actavis is set forth in its Annual Report on Form 10-K for the year ended December 31, 2012, which was filed with the SEC on February 28, 2013, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, which was filed with the SEC on May 7, 2013, its proxy statement for its 2013 annual meeting of stockholders, which was filed with the SEC on March 29, 2013, and certain of its Current Reports on Form 8-K, which were filed with the SEC on January 29, 2013 and May 13, 2013. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Actavis Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Actavis’ estimated or anticipated future results, including estimated synergies, or other nonhistorical facts are forward-looking statements that reflect Actavis’ current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Actavis’ goals and expectations are not predictions of actual performance. Actual results may differ materially from Actavis’ current expectations depending upon a number of factors affecting Actavis’ business,

Warner Chilcott’s business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Warner Chilcott acquisition; subsequent integration of the Warner Chilcott acquisition and the ability to recognize the anticipated synergies and benefits of the Warner Chilcott acquisition; the receipt of required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition); the anticipated size of the markets and continued demand for Actavis’ and Warner Chilcott’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Actavis or Warner Chilcott debt) on a timely basis and on reasonable terms; maintaining a position in the Standard & Poor’s 500; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; market acceptance of and continued demand for Actavis’ and Warner Chilcott’s products; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Actavis’ and Warner Chilcott’s facilities, products and/or businesses; changes in the laws and regulations, affecting among other things, pricing and reimbursement of pharmaceutical products; changes in tax laws or interpretations that could increase Actavis’ consolidated tax liabilities; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Actavis’ periodic public filings with the Securities and Exchange Commission, including but not limited to Actavis’ Annual Report on form 10-K for the year ended December 31, 2012 and from time to time in Actavis’ other investor communications. Except as expressly required by law, Actavis disclaims any intent or obligation to update or revise these forward-looking statements.

Warner Chilcott Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements, including statements concerning the proposed transaction with Actavis, our industry, our operations, our anticipated financial performance and financial condition and our business plans, growth strategy and product development efforts. These statements constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words “may,” “might,” “will,” “should,” “estimate,” “project,” “plan,” “anticipate,” “expect,” “intend,” “outlook,” “believe” and other similar expressions are intended to identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are based on estimates and assumptions by our management that, although we believe to be reasonable, are inherently uncertain and subject to a number of risks and uncertainties. The following represent some, but not necessarily all, of the factors that could cause actual results to differ from historical results or those anticipated or predicted by our forward-looking statements: the timing to consummate the proposed transaction with Actavis; the risk that a condition to closing of the proposed transaction with Actavis may not be satisfied; the risk that a regulatory approval that may be required for the proposed transaction with Actavis is delayed, is not obtained or is obtained subject to conditions that are not anticipated; New Actavis’ ability to achieve the synergies and value creation contemplated by the proposed acquisition; New Actavis’ ability to promptly and effectively integrate Actavis’ and Warner Chilcott’s businesses; the diversion of management time on transaction-related issues; our substantial indebtedness, including increases in the LIBOR rates on our variable-rate indebtedness above the applicable floor amounts; competitive factors and market conditions in the industry in which we operate, including the approval and introduction of generic or branded products that compete with our products; our ability to protect our intellectual property; a delay in qualifying any of our manufacturing facilities that produce our products, production or regulatory problems with either our own manufacturing facilities or those of third party manufacturers, packagers or API suppliers upon whom we may rely for some of our products or other disruptions within our supply chain; pricing pressures from reimbursement policies of private managed care organizations and other third party payors, government sponsored health systems and regulatory reforms, and the continued consolidation of the distribution network through which we sell our products; changes in tax laws or interpretations that could increase our consolidated tax liabilities; government regulation, including U.S. and foreign health care reform, affecting the development, manufacture, marketing and sale of pharmaceutical products, including our ability and the ability of companies with whom we do business to obtain necessary regulatory approvals; adverse outcomes in our outstanding litigation, regulatory investigations or arbitration matters or an increase in the number of such matters to which we are subject; the loss of key senior management or scientific staff; our ability to manage the growth of our business by successfully identifying, developing, acquiring or licensing new products at favorable prices and marketing such new products; our ability to obtain regulatory approval and customer acceptance of new products, and continued customer acceptance of our existing products; and the other risks identified in our periodic filings including our Annual Report on Form 10-K for the year ended December 31, 2012, and from time-to-time in our other investor communications. We caution you that the foregoing list of important factors is not exclusive. In addition, in light of these risks and uncertainties, the matters referred to in our forward-looking statements may not occur. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as may be required by law.

Statement Required by the Irish Takeover Rules

The directors of Actavis accept responsibility for the information contained in this announcement other than that relating to Warner Chilcott and its Associates and the directors of Warner Chilcott and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Actavis (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

The directors of Warner Chilcott accept responsibility for the information contained in this announcement relating to Warner Chilcott and its Associates and the directors of Warner Chilcott and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Warner Chilcott (who have taken all reasonable care to ensure such is the case), the information contained in this announcement for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Bank of America Merrill Lynch and Greenhill are acting as joint financial advisers to Actavis and New Actavis and no one else in connection with the Acquisition and will not be responsible to anyone other than Actavis and New Actavis for providing the protections afforded to clients of

Bank of America Merrill Lynch and Greenhill or for providing advice in relation to the acquisition of Warner Chilcott, the contents of this announcement or any transaction or arrangement referred to herein.

Deutsche Bank Securities Inc. is acting exclusively for Warner Chilcott as financial advisor and is not acting as financial advisor to anyone else in connection with the matters referred to in this announcement and will not be responsible to anyone other than Warner Chilcott in connection therewith for providing advice in relation to the matters referred to in this announcement. Deutsche Bank Securities Inc. has delegated certain of its financial advisory functions and responsibilities to Deutsche Bank AG, acting through its London branch. Deutsche Bank AG, acting through its London branch is performing such delegated functions and responsibilities exclusively for Warner Chilcott and is not acting as a financial adviser for any other person in connection with the matters referred to in this announcement and will not be responsible to any such other person for providing advice in relation to the matters referred to in this announcement. Deutsche Bank AG is authorised under German Banking Law (competent authority: BaFin – Federal Financial Supervisory Authority) and authorised and subject to limited regulation by the Financial Conduct Authority. Details about the extent of Deutsche Bank AG’s authorization and regulation by the Financial Conduct Authority are available on request.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules 2007, as amended (the “Irish Takeover Rules”), if any person is, or becomes, ‘interested’ (directly or indirectly) in, 1% or more of any class of ‘relevant securities’ of Warner Chilcott or Actavis, all ‘dealings’ in any ‘relevant securities’ of Warner Chilcott or Actavis (including by means of an option in respect of, or a derivative referenced to, any such ‘relevant securities’) must be publicly disclosed by not later than 3:30 pm (Irish time) on the business day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective or on which the 'offer period' otherwise ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an ‘interest’ in ‘relevant securities’ of Warner Chilcott or Actavis, they will be deemed to be a single person for the purpose of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all ‘dealings’ in ‘relevant securities’ of Warner Chilcott by Actavis or ‘relevant securities’ of Actavis by Warner Chilcott, or by any of their respective ‘associates’ must also be disclosed by no later than 12 noon (Irish time) on the ‘business’ day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose ‘relevant securities’ ‘dealings’ should be disclosed, can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie.

‘Interests in securities’ arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an ‘interest’ by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Irish Takeover Rules, which can also be found on the Irish Takeover Panel's website. If you are in any doubt as to whether or not you are required to disclose a dealing under Rule 8, please consult the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel on telephone number +353 1 678 9020 or fax number +353 1 678 9289.